EXHIBIT 99.1

Smackover Lithium’s South West Arkansas Project Receives Special Designation as a Priority Transparency Critical Mineral Project From the Trump Administration

LEWISVILLE, Ark., April 21, 2025 (GLOBE NEWSWIRE) -- Smackover Lithium, a Joint Venture (“JV”) between Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV:SLI) (NYSE:A:SLI) and Equinor, is proud to announce that its South West Arkansas (“SWA”) Project has been selected as one of the first critical mineral production projects to be advanced under Executive Order 14241, Immediate Measures to Increase American Mineral Production, issued on March 20, 2025, by President Trump. This prestigious designation, announced by the Federal Permitting Improvement Steering Council at the recommendation of the National Energy Dominance Council, underscores the project’s strategic importance to national security, economic prosperity, and energy independence.

The SWA Project, a cornerstone of Smackover Lithium’s mission to bolster domestic lithium production, has been included on the Federal Permitting Dashboard as a transparency project. This designation ensures increased transparency, accountability, and predictability in the permitting review process, aligning with President Trump’s directive to expedite domestic critical mineral projects. The support from the White House signals strong federal backing for the project, reinforcing its role in reducing U.S. reliance on China. The SWA Project is one of only three domestic lithium projects and the sole Direct Lithium Extraction (“DLE”) initiative to be included on the initial selected projects list. Additionally, it is the first project supported by the DOE’s Office of Manufacturing and Energy Supply Chains to be accepted into the Transparency Program.

“We are honored by the Trump Administration’s recognition of the SWA Project as a priority project for American mineral production,” said Standard Lithium’s CEO, David Park. “This designation is a testament to the project’s economic viability and potential to strengthen national security, create high-quality jobs, and fuel economic growth in Arkansas and beyond. The streamlined permitting process, combined with federal support, reinforces our project development timeline and positions us well to deliver a low cost, sustainable, and domestic source of lithium critical to advanced energy technologies.”

Smackover Lithium remains committed to environmentally responsible development, community engagement, and innovation as it advances the SWA Project. The JV looks forward to collaborating with federal, state, and local stakeholders to ensure the project’s success and to contribute to America’s leadership in the critical minerals sector.

For more information about the SWA Project and Smackover Lithium, please visit www.smackoverlithium.com.

About Standard Lithium Ltd.

Standard Lithium is a leading near-commercial lithium development company focused on the sustainable development of a portfolio of large, high-grade lithium-brine properties in the United States. The Company prioritizes projects characterized by the highest quality resources, robust infrastructure, skilled labor, and streamlined permitting. Standard Lithium aims to achieve sustainable, commercial-scale lithium production via the application of a scalable and fully integrated Direct Lithium Extraction (“DLE”) and purification process. The Company’s flagship projects are located in the Smackover Formation, a world-class lithium brine asset, focused in Arkansas and Texas. In partnership with global energy leader Equinor, Standard Lithium is advancing the South West Arkansas project, a greenfield project located in southern Arkansas, and actively exploring promising lithium brine prospects in East Texas. Standard Lithium also holds an interest in certain mineral leases in the Mojave Desert in San Bernardino County, California.

Standard Lithium trades on both the TSX Venture Exchange and the NYSE American under the symbol “SLI”. Please visit the Company’s website at www.standardlithium.com.

About Equinor

Equinor is an international energy company committed to long-term value creation in a low-carbon future. Equinor’s portfolio of projects encompasses oil and gas, renewables and low-carbon solutions, with an ambition of becoming a net-zero energy company by 2050. Headquartered in Norway, Equinor is the leading operator on the Norwegian continental shelf and is present in around 30 countries worldwide. Our partnership with Standard Lithium to mature DLE projects builds on our broad US energy portfolio of oil and gas, offshore wind, low carbon solutions and battery storage projects.

For more information on Equinor in the US, please visit: Equinor in the US - Equinor

Investor and Media Inquiries

Chris Lang
Standard Lithium Ltd.
+1 604 409 8154
investors@standardlithium.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “may”, “schedule” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to intended development timelines, future prices of commodities, accuracy of mineral or resource exploration activity, reserves or resources, regulatory or government requirements or approvals, the reliability of third party information, continued access to mineral properties or infrastructure, fluctuations in the market for lithium and its derivatives, changes in exploration costs and government regulation in Canada and the United States, and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements and information other than as required by applicable laws, rules and regulations.